                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934

         For the fiscal year ended December 31, 2002

OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

         For the transition period from _______________ to _________________

Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 004

           MERCK & CO., INC. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
          (Name of issuer of the securities held pursuant to the plan)
--------------------------------------------------------------------------------

                                  P.O. Box 100
                    Whitehouse Station, New Jersey 08889-0100
--------------------------------------------------------------------------------
                     (Address of principal executive office)

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER: 22-1109110
PLAN NUMBER:  004
INDEX

                                                                                                        PAGE
Report of Independent Accountants                                                                           1

Financial Statements:

  Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001                                                                             2

  Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2002                                                          3

Notes to Financial Statements                                                                           4 - 9

Supplemental Schedule*

  H - Line 4 i - Schedule of Assets (Held at End of Year)                                                  10

Signature                                                                                                  11

Exhibit Index                                                                                              12

Exhibit 23 - Consent of Independent Accountants                                                            13

Exhibit 99.1 - Certification by the Chief Executive Officer of the Merck & Co., Inc.
Employee Stock Purchase and Savings Plan Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002                                       14

Exhibit 99.2 - Certification by the Chief Financial Officer of the Merck & Co., Inc.
Employee Stock Purchase and Savings Plan Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002                                       15

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LOGO]                        PRICEWATERHOUSECOOPERS LLP
                                                     400 Campus Drive
                                                     P.O. Box 988
                                                     Florham Park NJ 07932
                                                     Telephone (973) 236-4000
                                                     Facsimile (973) 236-5000

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants in the Merck & Co., Inc.
Employee Stock Purchase and Savings Plan and
Merck & Co., Inc.:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 20, 2003

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                             DECEMBER 31,
                                                      2002               2001
ASSETS
   Investment in the Master Trust                 $  295,114,642     $  298,258,625
   Participant loans at contract value                10,049,597          9,845,903
                                                  --------------     --------------
    Total investments                                305,164,239        308,104,528

RECEIVABLES
   Employer's contribution                               146,787            175,763
   Participants' contributions                           472,386            547,289
                                                  --------------     --------------
    Total receivables                                    619,173            723,052
                                                  --------------     --------------

Net assets available for benefits                 $  305,783,412     $  308,827,580
                                                  ==============     ==============

   The accompanying notes are an integral part of these financial statements.

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                            2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Contributions to the Plan
    By participants                                    $   22,891,471
    By the employer                                         6,832,524
                                                       --------------

      Total contributions                                  29,723,995

   Transfers in                                               173,028
                                                       --------------

      Total additions                                      29,897,023
                                                       --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Investment loss from the Master Trust                   13,247,065
   Benefits paid to participants                           17,709,128
   Transfers out                                            1,984,998
                                                       --------------

      Total deductions                                     32,941,191
                                                       --------------

        Net decrease                                        3,044,168

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of the year                                  308,827,580
                                                       --------------

   End of year                                         $  305,783,412
                                                       ==============

   The accompanying notes are an integral part of these financial statements.

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN

         The following description of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the "Company" or "Merck") as well as a systematic means of saving and investing for the future. Generally, any regular full-time, part-time, or temporary employee of the Company who is a U.S. resident covered by a collective bargaining agreement providing for participation in this Plan as defined by the Plan document, and has completed one year of employment, is eligible to participate. Certain unions have negotiated to allow their members to join the Plan on or after the first day of the third month following commencement of employment.

         The Plan is administered by a management committee appointed by the Chief Executive Officer of the Company.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         MASTER TRUST

         The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Savings & Security Plan and the Merck-Medco Managed Care 401(k) Savings Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participant's account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

         CONTRIBUTIONS

         Depending on the terms of the applicable collective bargaining agreements, employees earning less than $90,000 are allowed to contribute a maximum of 18% of base pay. Employees earning $90,000 or more are limited to maximum contributions of 15% of base pay. In addition, the Company will match 60% of employee contributions up to 6% of base pay per pay period, or contributions of a predetermined dollar amount negotiated with each bargaining group, whichever is less. Company matching contributions are invested according to the following age parameters:

         Under age 50 -- 50% of Company matching contributions is invested in the Merck Common Stock Fund (non-participant directed) and 50% is invested in the funds to which the participant is currently contributing (participant directed).

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

         Age 50 and above -- Participants have the option to invest all Company matching contributions in any of the available fund options (participant directed). Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits catch-up contributions that are designed to provide individuals age 50 and above with an additional pre-tax retirement savings opportunity. As such, effective July 1, 2002, eligible participants in the Plan may contribute an additional $1,000 for 2002. The limit for this "catch-up" contribution increases by $1,000 each year until it reaches $5,000 a year in 2006.

         Participants direct the investment of their contributions into any investment option available under the Plan, including Merck Common Stock (participant directed). During 2001, the Plan offered 21 mutual funds and the Merck Common Stock Fund. Effective January 1, 2002, the Plan offers 20 mutual funds and the Merck Common Stock Fund.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings and fees. The allocation is based on participants' account balances, as defined in the Plan document.

         VESTING

         Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

         PARTICIPANT LOANS

         Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance.

         PAYMENT OF BENEFITS

         In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting.

         USE OF ESTIMATES

         The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Valuation of investments of the Plan represents the Plan's allocable portion of the Master Trust. Participant loans are valued at cost which approximates fair value.

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

         Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

         CONTRIBUTIONS

         Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         EXPENSES

         The Plan's administrative expenses are paid by the Company.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.       NON-PARTICIPANT-DIRECTED INVESTMENTS

         The non-participant-directed portion of the Company match is invested in the Merck Common Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to the Merck Common Stock Fund is as follows:


                                                                 DECEMBER 31,
                                                            2002            2001
Net investments
 Investment in Master Trust                            $ 219,469,019    $ 222,746,603
                                                       =============    =============

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                2002
Additions to net assets
   Contributions                                            $  18,486,576
   Transfers in                                                 7,881,849
   Loan repayments                                              3,039,819
                                                            -------------

    Total additions                                            29,408,244
                                                            -------------
Deductions from net assets
   Investment loss                                             (2,244,600)
   Benefits paid                                              (11,095,677)
   Transfer out                                               (16,196,465)
   Loan issuance                                               (3,149,086)
                                                            -------------

    Total deductions                                          (32,685,828)
                                                            -------------

      Net decrease                                          $  (3,277,584)
                                                            =============

4.       RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

         Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.       TAX STATUS

         The Plan obtained a tax determination letter from the Internal Revenue Service dated September 18, 1995 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operated in compliance with the IRC. Therefore, no provision for income taxes has been made.

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.       OTHER MATTERS

         Transfers in during 2002 of $173,028 consist of transfers between the Plan and the Merck & Co., Inc. Employee Savings & Security Plan for employees who changed their status during the year.

         Transfers out consist of transfers of $1,382,303 for employees who transferred out to the Merck & Co., Inc. Employee Savings and Security Plan and $602,695 for employees who transferred out to the Merck-Medco Managed Care 401 (K) Savings Plan.

8.       MASTER TRUST

         The Plan has a 9% interest in the Master Trust at December 31, 2002 and December 31, 2001. The net assets of the Master Trust are as follows:

                                                                                 DECEMBER 31,
                                                                          2002                2001
         Mutual Funds                                                $ 1,472,422,521     $ 1,546,205,918
         Merck Common Stock                                            1,651,008,624       1,713,814,350
         Accrued interest and dividends                                   10,375,281          10,068,775
                                                                     ---------------     ---------------

                                                                     $ 3,133,806,426     $ 3,270,089,043
                                                                     ===============     ===============

MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Changes in net assets for the year ended December 31, 2002 for the Master Trust are as follows:

Additions to net assets
   Contributions
    Participant                                             $    235,188,546
    Employer                                                      93,535,066
                                                            ----------------

      Total contributions                                        328,723,612
                                                            ----------------

   Transfers in                                                    8,487,705
   Loan repayments                                                21,359,843
                                                            ----------------

      Total additions                                            358,571,160
                                                            ----------------

Deductions from net assets
   Investment loss, net
    Interest and dividends                                        64,130,614
    Net depreciation in mutual funds                            (285,057,632)
    Net depreciation in Merck Common Stock                       (59,679,186)
                                                            ----------------

      Total investment loss                                     (280,606,204)
                                                            ----------------

   Benefits paid                                                (180,707,030)
   Transfers out                                                  (8,482,149)
   Loan issuance                                                 (25,058,394)
                                                            ----------------

      Total deductions                                          (494,853,777)
                                                            ----------------

        Net decrease                                            (136,282,617)
                                                            ----------------

Net assets
   Beginning of year                                           3,270,089,043
                                                            ----------------
   End of year                                              $  3,133,806,426
                                                            ================


MERCK & CO., INC.
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                                                         SCHEDULE H
LINE 4I - SCHEDULE OF ASSETS(HELD AT END OF YEAR)   EIN: 22-1109110
DECEMBER 31, 2002                                     PLAN NO.: 004

                                                (c) DESCRIPTION OF INVESTMENT INCLUDING
           (b) IDENTITY OF ISSUE, BORROWER,   MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR                   (e) CURRENT
(a)             LESSOR OR SIMILAR PARTY                       OR MATURITY VALUE                     (d) COST         VALUE
*          Participants' Loans                  Interest rates ranging from 6% to 12.5% and with
                                                maturities through 2032                                    -    $  10,049,597
                                                                                                                -------------

                                                Total                                                           $  10,049,597
                                                                                                                =============

* Denotes a party-in-interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan by the undersigned hereunto duly authorized.

                              Merck & Co., Inc., as plan administrator

                              By:/s/ Caroline Dorsa
                                 --------------------------------
                                 Caroline Dorsa
                                 Vice President & Treasurer

June 27,2003

                                  EXHIBIT INDEX

Exhibit
Number       Document                                                                      Page
------       --------                                                                      ----
23           Consent of Independent Accountants                                             13

99.1         Certification by the Chief Executive Officer of the Merck & Co., Inc.
             Employee Stock Purchase and Savings Plan Pursuant to 18 U.S.C.
             Section 1350, as Adopted Pursuant to Section 906 of the
             Sarbanes-Oxley Act of 2002                                                     14

99.2         Certification by the Chief Financial Officer of the Merck & Co., Inc.
             Employee Stock Purchase and Savings Plan Pursuant to 18 U.S.C.
             Section 1350, as Adopted Pursuant to Section 906 of the
             Sarbanes-Oxley Act of 2002                                                     15